Filed by Sanofi-Aventis
                                  Pursuant to Rule 165 and Rule 425(a) under the
                                           United States Securities Act of 1933,
                                                                      as amended

                                                        Subject Company: Aventis
                                                   Commission File No. 001-10378
                                                        Date: September 22, 2004


     On September 22, 2004, Sanofi-Aventis issued the following two press releases.

     In connection with its acquisition of Aventis, Sanofi-Aventis has announced that it is studying the feasibility of merging Aventis with and into Sanofi-Aventis, with Sanofi-Aventis continuing as the surviving corporation. In connection with any merger of Aventis into Sanofi-Aventis, Sanofi-Aventis will file a post-effective amendment to its registration statement on Form F-4 (File no. 333-112314), which will include a prospectus relating to the merger, and will file additional documents with the SEC. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT, INCLUDING ANY PRELIMINARY PROSPECTUS OR DEFINITIVE PROSPECTUS (WHEN AVAILABLE) RELATING TO THE MERGER, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING ALL AMENDMENTS AND SUPPLEMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Free copies of the registration statement, as well as other relevant documents filed with the SEC, may be obtained at the SEC's web site at www.sec.gov. At the appropriate time, Sanofi-Aventis will provide investors with information on how to obtain any merger-related documents for free from Sanofi-Aventis or from its duly appointed agents.



                                     * * * *

                             [SANOFI-AVENTIS LOGO]

                                                       Paris, September 22, 2004


                  NEW APPOINTMENTS IN THE SANOFI-AVENTIS GROUP


Further to the appointments of a hundred managers in Pharmaceutical Operations at the beginning of the month, THE SANOFI-AVENTIS GROUP today announced the appointment of the managers in the following departments:

-        Scientific and Medical Affairs, headed by Gerard LE FUR
-        Finance, headed by Jean-Claude LEROY
-        Industrial Affairs, headed by Gilles LHERNOULD
-        Communications, headed by Nicole CRANOIS
-        Legal, headed by Dirk OLDENBURG
-        Audit and Internal Control Assessment, headed by Marie-Helene LAIMAY

The announcement of these appointments shows the rapid continuation of the integration process within the new sanofi-aventis Group.


THE SANOFI-AVENTIS GROUP is the world's 3rd largest pharmaceutical company, ranking number 1 in Europe. Backed by a world-class R&D organization, sanofi-aventis is developing leading positions in seven major therapeutic areas: cardiovascular disease, thrombosis, oncology, diabetes, central nervous system, internal medicine, vaccines. The sanofi-aventis Group is listed in Paris (EURONEXT : SAN) and in New York (NYSE : SNY).

Important Information
---------------------
In connection with its acquisition of Aventis, Sanofi-Aventis has announced that it is studying the feasibility of merging Aventis with and into Sanofi-Aventis, with Sanofi-Aventis continuing as the surviving corporation. In connection with any merger of Aventis into Sanofi-Aventis, Sanofi-Aventis will file a post-effective amendment to its registration statement on Form F-4 (File no. 333-112314), which will include a prospectus relating to the merger, and will file additional documents with the SEC. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT, INCLUDING ANY PRELIMINARY PROSPECTUS OR DEFINITIVE PROSPECTUS (WHEN AVAILABLE) RELATING TO THE MERGER, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING ALL AMENDMENTS AND SUPPLEMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Free copies of the registration statement, as well as other relevant documents filed with the SEC, may be obtained at the SEC's web site at www.sec.gov. At the appropriate time, Sanofi-Aventis will provide investors with information on how to obtain any merger-related documents for free from Sanofi-Aventis or from its duly appointed agents.



         Senior Vice President, Corporate Communications: Nicole Cranois
               - Vice President, Media Relations: Jean-Marc Podvin
               Tel: + 33.1.53.77.42.23 - Fax + 33.1.53.77.42.65 -
           174 avenue de France - 75013 Paris - www.sanofi-aventis.com


                                 [PRESS RELEASE GRAPHIC APPEARS ON SIDE OF PAGE]

                             [SANOFI-AVENTIS LOGO]

                                                       Paris, September 22, 2004


                  APPOINTMENTS AT THE COMMUNICATIONS DEPARTMENT
                           OF THE SANOFI-AVENTIS GROUP

THE   SANOFI-AVENTIS   GROUP  announced  today  the   appointments   within  the
Communications department of the Group, which is headed by Nicole CRANOIS, Senior Vice President, Communications.

   - Jocelyne COUPAT,               Vice President, International Relations
   - Agnes GARCIA-GIBOT,            Vice President, Internal Communications
                                    and Corporate Image
   - Michel JOLY,                   Vice President, Product PR
   - William BRATTON,               Deputy Vice President, Product PR
   - Jean-Marc PODVIN,              Vice President, Media Relations
   - Robert SEBBAG,                 Vice President, Solidarity mission on access
                                    to  medicine

Are also members of the Communications Management Committee:

   - Xavier LEGRAND DU LAURENS,          Vice President, Communications France
   - Miriam HENN,                        Vice President, Communications Germany
   - Charles F. ROUSE,                   Vice President, Communications USA.

THE SANOFI-AVENTIS GROUP is the world's 3rd largest pharmaceutical company, ranking number 1 in Europe. Backed by a world-class R&D organization, sanofi-aventis is developing leading positions in seven major therapeutic areas: cardiovascular disease, thrombosis, oncology, diabetes, central nervous system, internal medicine, vaccines. The sanofi-aventis Group is listed in Paris (EURONEXT : SAN) and in New York (NYSE : SNY).

Important Information
---------------------

In connection with its acquisition of Aventis, Sanofi-Aventis has announced that it is studying the feasibility of merging Aventis with and into Sanofi-Aventis, with Sanofi-Aventis continuing as the surviving corporation. In connection with any merger of Aventis into Sanofi-Aventis, Sanofi-Aventis will file a post-effective amendment to its registration statement on Form F-4 (File no. 333-112314), which will include a prospectus relating to the merger, and will file additional documents with the SEC. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT, INCLUDING ANY PRELIMINARY PROSPECTUS OR DEFINITIVE PROSPECTUS (WHEN AVAILABLE) RELATING TO THE MERGER, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING ALL AMENDMENTS AND SUPPLEMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Free copies of the registration statement, as well as other relevant documents filed with the SEC, may be obtained at the SEC's web site at www.sec.gov. At the appropriate time, Sanofi-Aventis will provide investors with information on how to obtain any merger-related documents for free from Sanofi-Aventis or from its duly appointed agents.

         Senior Vice President, Corporate Communications: Nicole Cranois
               - Vice President, Media Relations: Jean-Marc Podvin
               Tel: + 33.1.53.77.42.23 - Fax + 33.1.53.77.42.65 -
           174 avenue de France - 75013 Paris - www.sanofi-aventis.com


                                 [PRESS RELEASE GRAPHIC APPEARS ON SIDE OF PAGE]